Exhibit 21
SUBSIDIARIES

STATE OR JURISDICION
NAME	OF ORGANIZATION
Synaptics International, Inc.	California

Synaptics (UK) Limited	United Kingdom

Synaptics Hong Kong Limited	Hong Kong

Synaptics Holding GmbH	Switzerland

Synaptics LLC	Delaware